 Exhibit 99.1

Press Release – Warrantee Inc. – Additional Staff Determination -- Delinquency

Since the Company has not yet filed is Form 20-F for the fiscal year ended March 31, 2024, it no longer complies with Listing Rule 5250(c)(1). Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

This is formal notification that the Nasdaq Hearings Panel (the “Panel”) will consider this matter in their decision regarding the Company’s continued listing on The Nasdaq Capital Market. In that regard, the Company should present its views with respect to this additional deficiency to the Panel in writing no later than August 8, 2024.1

All information addressing this matter must be uploaded electronically via your “Hearing Request Form,” in the Nasdaq Listing Center located at listingcenter.nasdaq.com and must be received by 5:00 p.m. (Eastern Time) on the date noted above. Please note that the record will be closed with respect to the receipt of additional submissions after the due date specified above.

In the event the Company does not address this additional issue, the Panel will only consider the record as presented at the hearing and will make its determination based upon that information.

Our Rules require that the Company, as promptly as possible, but no later than four business days from the receipt of this letter, make a public announcement by issuing a press release disclosing receipt of this letter and the Nasdaq Rule(s) upon which it is based. 2 The Company must also submit the announcement to Nasdaq’s Market Watch Department. 3 If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s Market Watch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted. 4

Finally, even though the Company has not filed its periodic report it is still required to provide us with the number of shares issued and outstanding at the end of each quarter. We would appreciate receiving this information electronically via the “Shares Outstanding Change Form,” which can be completed electronically through the Nasdaq Listing Center located at listingcenter.nasdaq.com. In order to complete the Form, you will need to log in to the Listing Center or create an account, if you do not already have one. Once you are logged in, you will need to enter either your Central Index Key (CIK) code or CUSIP number to complete your submission. This form should be submitted electronically to us no later than seven days from receipt of this letter. If necessary, the Company may provide us with an estimated number.

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1 Listing Rule 5810(d).

2 Listing Rule 5810(b).

3 The notice must be submitted to Nasdaq’s Market Watch Department through the Electronic Disclosure submission system available at nasdaq.net/ED/IssuerEntry.

4 Listing IM-5810-1.

About Warrantee Inc.

Founded in Japan in 2013, Warrantee is a Japanese marketing and market research technology company that helps corporate sponsors unlock value through targeted marketing campaigns while providing its corporate sponsors’ potential customers who participate in its campaigns with extended warranty coverage on durables or certain healthcare benefits sponsored by its corporate sponsors. Warrantee focuses on developing a suite of specialized marketing and market research services and these services are designed to collect and leverage targeted and specialty data of its corporate sponsors’ potential customers to provide proprietary market insights to its corporate sponsors and promote the sales of their products. At the core of Warrantee’s current business of providing marketing campaign services is its trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom Warrantee also refers to as users, and Warrantee, and is designed to benefit all three stakeholders. For more information, please visit the Company’s website: https://warrantee.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Warrantee Inc.

Investor Relations Department

Email: info@warrantee.co.jp